SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

INTERTAN, INC.

(Name of Subject Company (Issuer))

WINSTON ACQUISITION CORP.

a wholly owned subsidiary of

CIRCUIT CITY STORES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

461120 10 7

(CUSIP Number of Class of Securities)

W. Stephen Cannon

Senior Vice President, General Counsel and Secretary

Circuit City Stores, Inc.

9950 Mayland Drive

Richmond, Virginia 23233

Telephone: (804) 527-4000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

D. Michael Jones

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

(804) 775-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$290,871,062	$36,853.36

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 20,241,438 shares of common stock of InterTAN, Inc. issued and outstanding as of April 6, 2004, at a purchase price of $14.00 per share. The transaction valuation also includes the offer price of $14.00 less $7.29, which is the average exercise price per share, multiplied by 1,116,383, the number of shares of common stock purchasable pursuant to options outstanding as of April 6, 2004.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Exchange Act, equals $126.70 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Winston Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”), of InterTAN, Inc., a Delaware corporation (the “Company”), at a purchase price of $14.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated April 13, 2004 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related letter of transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is InterTAN, Inc., a Delaware corporation. Its principal executive office is located at 279 Bayview Drive, Barrie, Ontario, Canada L4M 4W5 and its telephone number is (705) 728-6242.

(b) This Statement relates to the Offer by Purchaser to purchase all issued and outstanding Shares for $14.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal. The information set forth in the Offer to Purchase under the heading “Introduction” (the “Introduction”) is incorporated herein by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth under the heading “Price Range of Shares; Dividends” in the Offer to Purchase and is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

(a), (b), (c) The information set forth in the Offer to Purchase under the heading “Certain Information Concerning Circuit City and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

In addition to the information provided on Schedule I to the Offer to Purchase regarding the directors and executive officers of Circuit City and the Purchaser, below is information relating to George D. Clark, Senior Vice President - President Eastern Division of Circuit City:

Mr. Clark joined Circuit City in 1983. He was promoted to store manager in 1987 and district manager in 1992. He was named assistant vice president in 1995, vice president and Central Division president in 1997, Eastern Division president in 2002 and senior vice president in 2003.

All statements made in the Offer to Purchase with respect to the persons listed in Schedule I to the Offer to Purchase are deemed to be made hereby with respect to Mr. Clark.

Item 4.    Terms of the Transaction.

(a)(1)(i)–(viii), (x), (xii) The information set forth in the Introduction and in the Offer to Purchase under the headings “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting

the Offer and Tendering the Shares,” “Withdrawal Rights,” “Material Federal Income Tax Consequences,” “Certain Effects of the Offer” and “Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2) (i)–(v) and (vii) The information set forth in the Offer to Purchase under the headings “Material Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase under the headings “Certain Information Concerning Circuit City and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.    Purpose of the Tender Offer and Plans or Proposals.

(a), (c)(1), (c)(3)–(7) The information set forth in the Introduction and in the Offer to Purchase under the headings “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents,” “Purpose of the Offer; Plans for the Company,” “Dividends and Distributions” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)(2) None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the Offer to Purchase under the heading “Source and Amount of Funds” is incorporated herein by reference.

(d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction and in the Offer to Purchase under the headings “Certain Information Concerning Circuit City and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents,” “Purpose of the Offer; Plans for the Company” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the Offer to Purchase under the heading “Fees and Expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

(a), (b) Not applicable.

Item 11.    Additional Information.

(a)(1) The information set forth in the Offer to Purchase under the headings “Certain Information Concerning Circuit City and Purchaser” and “The Transaction Documents” is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the Offer to Purchase under the headings “Terms of the Offer,” “The Transaction Documents,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under the headings “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9

(a)(5)(A)	Press Release issued by Circuit City on March 31, 2004, incorporated herein by reference to the Schedule TO, filed by Circuit City on March 31, 2004

(a)(5)(B)	Electronic Mail Announcement to Circuit City Associates, dated March 31, 2004, incorporated herein by reference to the Schedule TO, filed by Circuit City on March 31, 2004

(a)(5)(C)	Questions & Answers, incorporated herein by reference to a Schedule TO, filed by Circuit City on April 1, 2004

(a)(5)(D)	Script for Conference Call held on March 31, 2004, incorporated herein by reference to the Schedule TO, filed by Circuit City on March 31, 2004

(a)(5)(E)	Transcript of Conference Call held on March 31, 2004, incorporated herein by reference to a Schedule TO, filed by Circuit City on April 1, 2004

(a)(5)(F)	Press Release issued by InterTAN, Inc. on April 6, 2004, incorporated herein by reference to a Schedule TO, filed by Circuit City on April 6, 2004

(a)(5)(G)	Summary Advertisement as published in the Wall Street Journal on April 13, 2004

(a)(5)(H)	Press Release issued by Circuit City on April 13, 2004

(b)	Not applicable

(d)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and InterTAN, Inc.

(d)(2)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each director of InterTAN, Inc.

(d)(3)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each executive officer of InterTAN, Inc.

(d)(4)	Employment Agreement between InterTAN Canada Ltd. and Brian E. Levy, dated as of March 30, 2004

(d)(5)	Employment Agreement between InterTAN Canada Ltd. and Jeffrey A. Losch, dated as of March 30, 2004

(d)(6)	Employment Agreement between InterTAN Canada Ltd. and James P. Maddox, dated as of March 30, 2004

(d)(7)	Employment Agreement between InterTAN Canada Ltd. and Ean G. Daoust, dated as of March 30, 2004

(g)	Not applicable

(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIRCUIT CITY STORES, INC.

By:	/s/ Philip J. Dunn

Name: Philip J. Dunn Title: Senior Vice President, Treasurer, Corporate Controller and Chief Accounting Officer

WINSTON ACQUISITION CORP.

By:	/s/ W. Stephen Cannon

Name: W. Stephen Cannon Title: President

Dated: April 13, 2004

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9

(a)(5)(A)	Press Release issued by Circuit City on March 31, 2004, incorporated herein by reference to the Schedule TO, filed by Circuit City on March 31, 2004

(a)(5)(B)	Electronic Mail Announcement to Circuit City Associates, dated March 31, 2004, incorporated herein by reference to the Schedule TO, filed by Circuit City on March 31, 2004

(a)(5)(C)	Questions & Answers, incorporated herein by reference to a Schedule TO, filed by Circuit City on April 1, 2004

(a)(5)(D)	Script for Conference Call held on March 31, 2004, incorporated herein by reference to the Schedule TO, filed by Circuit City on March 31, 2004

(a)(5)(E)	Transcript of Conference Call held on March 31, 2004, incorporated herein by reference to a Schedule TO, filed by Circuit City on April 1, 2004

(a)(5)(F)	Press Release issued by InterTAN, Inc. on April 6, 2004, incorporated herein by reference to a Schedule TO, filed by Circuit City on April 6, 2004

(a)(5)(G)	Summary Advertisement as published in the Wall Street Journal on April 13, 2004

(a)(5)(H)	Press Release issued by Circuit City on April 13, 2004

(b)	Not applicable

(d)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and InterTAN, Inc.

(d)(2)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each director of InterTAN, Inc.

(d)(3)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each executive officer of InterTAN, Inc.

(d)(4)	Employment Agreement between InterTAN Canada Ltd. and Brian E. Levy, dated as of March 30, 2004

(d)(5)	Employment Agreement between InterTAN Canada Ltd. and Jeffrey A. Losch, dated as of March 30, 2004

(d)(6)	Employment Agreement between InterTAN Canada Ltd. and James P. Maddox, dated as of March 30, 2004

(d)(7)	Employment Agreement between InterTAN Canada Ltd. and Ean G. Daoust, dated as of March 30, 2004

(g)	Not applicable

(h)	Not applicable

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